11015162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden Hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15469

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD ENDING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH, D.C.
189

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KRAMER SECURITIES CORPORATION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7120 SW 95th Street (No. and Street)

MIAMI (City) FLORIDA (State) 33156 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALBERT KRAMER (305) 667-9922 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRUCE D. SOULE, CPA, P.A.
(Name -- *if individual, state last, first and middle name*)

7075 Grenville Road (Address) Tallahassee (City) Florida (State) 32309 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410(2-89)

OATH OR AFFIRMATION

I, ALBERT KRAMER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KRAMER SECURITIES CORPORATION, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

DORIAN GUERRERO NOTARY PUBLIC STATE OF FLORIDA My Comm. Expires October 20, 2012 DD 832484

2/24/11

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Cash Flow.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession of control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Kramer Securities Corporation
Miami, Florida

I have audited the accompanying statement of assets, liabilities and ownership equity and income which appears on pages two through seven of the FOCUS Report of Kramer Securities Corporation, as of December 31, 2010 and the related statements changes in liabilities subordinated to claims of general creditors, and cash flow for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Kramer Securities Corporation** as of December 31, 2010 and the results of its operations and its cash flow for the year then ended, in conformity with accounting principles generally accepted in the United States of America

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital which appears on pagesthree, four and seven of the FOCUS Report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required byRule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly presented in all material respects in relation to the basic financial statements taken as awhole.

BRUCE D. SOULE, CPA, P.A.

Bruce Soule, CPA, PA

Certified Public Accountant

February 15, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

FORM X-17A-5

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASHINGTON, D.C.
189

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 — 2) Rule 17a-5(b) [ ] 17 — 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 — 5) Other [ ] 26

NAME OF BROKER-DEALER: KRAMER SECURITIES CORPORATION [13]	SEC. FILE NO.: 8-15469 [14]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)	FIRM ID NO.: 2474 [15]
7120 S.W. 95 STREET [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY): 01/01/10 [24]
MIAMI [21] (City) — FL [22] (State) — 33156 [23] (Zip Code)	AND ENDING (MM/DD/YY): 12/31/10 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT	(Area code) - Telephone No.
ALBERT KRAMER [30]	(305) 667-9922 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [Y] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______________ day of ______________ 20 ______

Manual Signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
KRAMER SECURITIES CORPORATION	N 3	100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/10 [99]

SEC FILE NO. 8-15469 [98]

Consolidated [ ] [198]

Unconsolidated [X] [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 12,248 [200]		$ 12,248 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	1,988 [300]	$ [550]	1,988 [810]
3. Receivables from non-customers	1,689 [355]	[600]	1,689 [830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	44,317 [424]		
E. Spot commodities	[430]		44,317 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	[680]	[920]
11. Other assets	[535]	10 [735]	10 [930]
12. Total Assets	$ 60,242 [540]	$ 10 [740]	$ 60,252 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

KRAMER SECURITIES CORPORATION as of 12/31/10

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable		$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:				
A. Clearance account		[1114]	[1315]	[1560]
B. Other		[1115]	[1305]	[1540]
15. Payable to non-customers		[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value			[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other		72 [1205]	[1385]	72 [1685]
18. Notes and mortgages payable:				
A. Unsecured		[1210]		[1690]
B. Secured		[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings:			[1400]	[1710]
1. from outsiders	$ [970]			
2. Includes equity subordination (15c3-1(d)) of	$ [980]			
B. Securities borrowings, at market value			[1410]	[1720]
from outsiders	$ [990]			
C. Pursuant to secured demand note collateral agreements			[1420]	[1730]
1. from outsiders	$ [1000]			
2. includes equity subordination (15c3-1(d)) of	$ [1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
20. TOTAL LIABILITIES		$ 72 [1230]	$ [1450]	$ 72 [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners)	$ [1020]	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		7,500 [1792]
C. Additional paid-in capital		8,592 [1793]
D. Retained earnings		44,088 [1794]
E. Total		60,180 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 60,180 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 60,252 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

KRAMER SECURITIES CORPORATION as of 12/31/10

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	60,180	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				60,180	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	60,180	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 10	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	10)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	60,170	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities	886	3734			
D. Undue concentration		3650			
E. Other (List)		3736	(	886)	3740
10. Net Capital			$	59,284	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

KRAMER SECURITIES CORPORATION as of 12/31/10

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	5	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	54,284	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	53,284	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	72	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$	72	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	0.12	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

KRAMER SECURITIES CORPORATION

For the period (MMDDYY) from 01/01/10 [3932] to 12/31/10 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions	2,365	3938
c. All other securities commissions	16,227	3939
d. Total securities commissions	18,592	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profits (losses) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	7,526	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	6	3995
9. Total revenue	$ 26,124	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			4,352	4120
11. Other employee compensation and benefits				4115
12. Commissions paid to other brokers-dealers				4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses			2,123	4195
15. Other expenses			28,300	4100
16. Total expenses			$ 34,775	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ (8,651)	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ (8,651)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items	(133)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

KRAMER SECURITIES CORPORATION

For the period (MMDDYY) from 01/01/10 to 12/31/10

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 68,831	4240
A. Net income (loss)			(8,651)	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (from item 1800)			$ 60,180	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

KRAMER SECURITIES CORPORATION as of 12/31/10

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) . . . . $ ______ 4550

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained . . . . ______ 4560

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

FIRST CLEARING, L.L.C. 4335 X 4570

D. (k) (3) - Exempted by order of the Commission . . . . ______ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ 4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

KRAMER SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

	Common stock Shares	Common stock Amount	Additonal paid-in capital	Retained Earnings	Total
Balance, January 1, 2010	7,500	$ 7,500	$ 8,592	$ 52,739	$ 68,831
Net income	-0-	-0-	-0-	(8,651)	(8,651)
Balance, December 31, 2010	7,500	$ 7,500	$ 8,592	$ 44,088	$ 60,180

The accompany notes are an integral part of these financial statements.

KRAMER SECURITIES CORPORATION

STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flow From Operating Activities:		
Net income	$	(8,651)
Adjustment to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in accounts receivable		(551)
Increase (decrease) in accounts payable		(62)
Net cash flow provided by operating activites		(9,264)
Cash Flow From Investing Activities:		
Purchase of furniture and equipment		-0-
Net cash flow provided by (used in) investing activities		-0-
Cash Flow From Financing Activities:		
Capital contributed net of distributions		-0-
Net cash flow provided by (used in) financing activities		-0-
Net Increase (Decrease) In Cash		(9,264)
Cash At Beginning of Year		65,829
Cash At End of Year	$	56,565

The accompanying notes are an integral part of these financial statements.

KRAMER SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE 1 - BUSINESS

Kramer Securities Corporation (the "Company") was incorporated in Florida on April 15, 1969. The Company is a fully disclosed, introducing FINRA broker-dealer transacting business in stocks, mutual funds and direct participation programs. The Company maintains its records in conformity with the requirements of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company office is located in Miami, Florida.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS – The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

RECEIVABLES FROM BROKER DEALERS – Receivables from broker dealers are for commissions and dealer discounts. No allowance for doubtful collections has been recorded and bad debts are recorded when determinable.

PROPERTY AND EQUIPMENT – Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method. When equipment is disposed of, the cost and accumulated depreciation are written off at the time of disposal.

REVENUE RECOGNITION – Commission revenue and expense associated with transactions in securities, mutual funds and other products are recorded on a trade date basis.

INCOME TAXES – The Company, with the consent of its stockholders, elected to be an S Corporation under the Internal Revenue Code. All taxable income or loss flows through to the stockholders. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

USE OF ESTIMATES – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

KRAMER SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE 3 – CASH AND CASH EQUIVALANTS

Cash and cash equivalents consists of the following:

Cash in bank	$2,245
Cash held in deposit by clearance broker	10,003
Money Market fund	44,317
	$56,565

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2010 consisted of the following:

Furniture and equipment	$10,622
Lessaccumulated depreciation	(10,622)
	$-0-

Depreciation expense for the year ended December 31, 2010 was $-0-.

NOTE 5 – RELATED PARTY TRANSACTIONS AND LEASE COMMITMENT

The Company leases office space from its stockholder on a month-to-month basis, at $700 per month. Rent expense for the year ended December 31, 2010, was $8,608.

NOTE 6 – NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2010, the Company had net capital of $59,284, which was 54,284 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is 0.12%.

NOTE 7 – SUBSEQUENT EVENTS

Subsequent events have been considered through the date of the report.

KRAMER SECURITIES CORPORATION

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2010

I. EXEMPTION PURSUANT TO RULE 15c3-3

Kramer Securities Corporation operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession and control computations.

II. LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

During the year ended December 31, 2010, the Company had no liabilities subordinated to the claims of general creditors.

III. RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

Pursuant to Rule 17a5(d)(4), there were no material differences in the computation of net capital in the Company's audited annual FOCUS report for the year ended December 31, 2010, and the computation of the net capital contained in the Company's corresponding unaudited Form X-17a-5 Part II filing for the quarter ended December 31, 2010.

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Kramer Securities Corporation
Miami, Florida

In planning and performing my audit of the financial statements of Kramer Securities Corporation as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness for aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the precedingparagraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whetherthose practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk thatthey may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study. I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than those specified parties

BRUCE D. SOULE, CPA, P.A.

Bruce D Soule, CPA, PA

Certified Public Accountant

February 15, 2011